Exhibit 99.1

Credit-Based Asset Servicing

and Securitization LLC

and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2007 and Years Ended

December 31 2006 and 2005 (Not Covered by

Auditors’ Report Included Herein)

Report of Independent Auditors

CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC AND SUBSIDIARIES

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT AUDITORS – DECEMBER 31, 2007	3

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2007 AND AS OF DECEMBER 31, 2006 AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (NOT COVERED BY AUDITORS’ REPORT INCLUDED HEREIN):

Consolidated Balance Sheets	4

Consolidated Statements of Operations	5

Consolidated Statements of Owners’ (Deficit) Equity	6

Consolidated Statements of Cash Flows	7

Notes to Consolidated Financial Statements	8–37

REPORT OF INDEPENDENT AUDITORS

To the Owners of

Credit-Based Asset Servicing and Securitization LLC:

We have audited the accompanying consolidated balance sheet of Credit-Based Asset Servicing and Securitization, LLC and its subsidiaries (the “Company”) as of December 31, 2007 and the related consolidated statements of operations, owners’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity and accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, effective November 13, 2007, the Company and its lenders, employees and owners agreed to forbear from taking any action to enforce their rights in respect of the secured and certain of the Company’s unsecured obligations until January 15, 2010 with respect to the Syndicated Credit Facility, Repurchase Agreement counterparties and Senior Hedge counterparties, and until December 31, 2034 with respect to the Demand Notes, Employee Obligations, the Subordinated Notes and the Trust Preferred Securities. This agreement may be terminated if the Company does not comply with covenants on operating expenses, and if cash receipts from its investments, commencing November, 2008, do not at least equal on a cumulative basis, a stated level. As of May 31, 2008, cash receipts from the Company’s investments were less than the Cash Receipts Covenant Level specified in the covenants. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

As explained in Note 2, the financial statements include mortgage and other securities and mortgage loans and notes of $1.69 billion whose fair values have been estimated by management in the absence of readily determinable fair values. Those estimated values may differ significantly from the values that would have been used had a ready market for those mortgage and other securities and mortgage loans and notes existed, and the difference could be material.

PricewaterhouseCoopers LLP

New York, New York

June 9, 2008

CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2007 AND 2006

(Dollars in thousands)

	2007	Not Covered By Auditors’ Report Included Herein 2006
ASSETS
CASH	$—	$48,421
RESTRICTED CASH	21,623	—
MORTGAGE AND OTHER SECURITIES—at fair value (amortized cost of $2,191,822 and $2,448,309 as of December 31, 2007 and 2006, respectively)	783,164	2,421,614
MORTGAGE LOANS AND NOTES—Net of allowances of $419,825 and $46,134 as of December 31, 2007 and 2006, respectively	911,195	3,855,773
MORTGAGE LOANS HELD BY TRUSTS	3,834,866	740,662
REAL ESTATE OWNED	135,925	61,686
RECEIVABLE FROM BROKERS	25,165	824,744
LEASEHOLD IMPROVEMENTS, FURNITURE, AND EQUIPMENT—Net of accumulated depreciation of $1,577 and $36,341 as of December 31, 2007 and 2006, respectively	2,606	23,014
SERVICING RIGHTS, GOODWILL AND OTHER INTANGIBLES—Net	—	202,119
SERVICING ADVANCES RECEIVABLE	—	453,639
DUE FROM AFFILIATES	2,121	18,811
RECEIVABLE FROM TRUSTEES AND SERVICERS	66,841	18,867
ACCOUNTS RECEIVABLE AND OTHER ASSETS	49,126	131,720

TOTAL	$5,832,632	$8,801,070

LIABILITIES AND OWNERS’ EQUITY
LIABILITIES:
Funding arrangements	$652,857	$1,273,048
Repurchase agreements	1,306,124	4,466,583
Subordinated debt	509,448	400,630
Bonds payable by trust	4,156,473	719,807
Securities sold not yet purchased	—	778,392
Accrued expenses and other liabilities	136,230	236,400

Total liabilities	6,761,132	7,874,860

COMMITMENTS AND CONTINGENCIES (Note 15)

OWNERS’ (DEFICIT) EQUITY	(928,500)	926,210

TOTAL	$5,832,632	$8,801,070

See notes to consolidated financial statements.

CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

(Dollars in thousands)

		2007		Not Covered By Auditors’ Report Included Herein 2006		Not Covered By Auditors’ Report Included Herein 2005
REVENUES:
(Loss) gain on securitizations		$(11,539)		$22,597		$12,275
Realized gain on hedging instruments		3,040		37,145		39,090
Unrealized gain (loss) on hedging instruments		2,597		(17,572)		9,971
Portfolio securities mark-to-market		(1,293,395)		66,247		49,944
Loan reserve		(789,391)		(26,747)		(13,679)
(Loss) gain on sale and liquidation		(110,859)		24,490		43,296
Servicing and subservicing fees	$280,195		$309,508		$250,838
Servicing costs	(27,355)		(50,795)		(52,379)
Amortization of servicing rights	(91,369)		(116,306)		(97,245)

Net servicing revenue		161,471		142,407		101,214
Interest income	$538,099		$596,513		$325,775
Interest expense	(359,265)		(310,669)		(135,059)

Net interest margin		178,834		285,844		190,716
Other income—net		20,433		36,751		31,962

Total (losses) revenues		(1,838,810)		571,162		464,789

EXPENSES:
Compensation and benefits		99,245		215,452		176,590
Transaction costs		137,437		6,533		4,348
Occupancy and related costs		14,261		11,466		9,307
Other expenses		8,321		48,915		42,062

Total expenses		259,264		282,366		232,307

EQUITY (LOSSES) EARNINGS FROM INVESTMENT FUNDS		(63,600)		8,481		10,512

SALE OF LITTON, AND OTHER SUBSIDIARIES		259,969

INCOME TAX EXPENSES		5,351		6,775		2,347

NET (LOSS) INCOME		$(1,907,056)		$290,502		$240,647

See notes to consolidated financial statements.

CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OWNERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

(Dollars in thousands)

	Radian	MGIC	C-BASS Holding	Total
BALANCE—December 31, 2004	287,075	287,075	25,720	599,870
(Not Covered By Auditors’ Report Included Herein)
Contributions	—	—	1,238	1,238
Distributions	(33,500)	(33,500)	(11,190)	(78,190)
Repurchase of member’s equity	(89)	(89)	(137)	(315)
Net income	110,989	110,989	18,669	240,647

BALANCE—December 31, 2005	364,475	364,475	34,300	763,250
(Not Covered By Auditors’ Report Included Herein)
Contributions	—	—	10,655	10,655
Distributions	(46,869)	(46,869)	(14,627)	(108,365)
Repurchase of members’ equity	(9,486)	(9,486)	(10,860)	(29,832)
Net income	133,791	133,791	22,920	290,502

BALANCE—December 31, 2006	441,911	441,911	42,388	926,210
(Not Covered By Auditors’ Report Included Herein)
Contributions	1,000	1,000	79,478	81,478
Distributions	—	—	(28,640)	(28,640)
Repurchase of members’ equity	—	—	(492)	(492)
Net loss	(890,316)	(890,316)	(126,424)	(1,907,056)

BALANCE—December 31, 2007	$(447,405)	$(447,405)	$(33,690)	$(928,500)

See notes to consolidated financial statements.

CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

(Dollars in thousands)

	2007	Not Covered By Auditors’ Report Included Herein 2006	Not Covered By Auditors’ Report Included Herein 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(1,907,056)	$290,502	$240,647
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Unrealized losses (gains)	1,310,925	(48,674)	(45,105)
Depreciation and amortization	42,508	123,025	102,984
(Losses) earnings from equity method investees	63,600	(8,481)	(10,512)
Loan reserve	789,391	26,747	13,679
Loss (gain) on securitizations	11,539	(22,597)	(12,275)
Profit on the sale of Litton and other subsidiaries	(263,440)	—	—
Changes in operating assets and liabilities:
Mortgage and other securities	327,525	(339,577)	(984,282)
Mortgage loans and notes	2,376,659	778,491	(2,873,809)
Real estate owned	110,674	(37,173)	6,057
Servicing advances receivable	(380,404)	(177,045)	43,476
Receivable from brokers	799,579	(547,833)	(133,324)
Capitalized mortgage servicing rights	—	(126,766)	(156,885)
Receivable from trustees and servicers	(47,974)	23,617	(7,303)
Return on investment from funds	—	9,930	10,216
Accounts receivable and other assets	(2,739)	(16,376)	(40,160)
Securities sold not yet purchased	(778,392)	532,370	112,964
Due from affiliates	16,690	(3,734)	1,342
Accrued expenses and other liabilities	11,442	(14,731)	53,780

Net cash provided by (used in) operating activities	2,480,527	441,695	(3,678,510)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in funds	(8,917)	(6,032)	(18,801)
Return of investment from funds	12,930	5,590	9,270
Purchases of leasehold improvements, furniture, and equipment	(4,168)	(12,899)	(8,406)
Payments to acquire Fieldstone Mortgage Company	(163,764)	—	—
Proceeds from the sale of investments in sub	361,302	—	—
Repayment of loans held for investments	1,189,275	—	—

Net cash Provided by (used in) investing activities	1,386,658	(13,341)	(17,937)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (repayment) borrowings under repurchase agreements and other funding facilities	(2,881,540)	(478,631)	3,610,789
Issuance (Redemption) of subordinated debt	108,818	185,000	175,500
Capital contributions from members	—	10,655	1,238
Repurchase from members	(492)	(29,832)	(78,190)
Distribution to members	(7,208)	(108,365)	(315)
Repayment of bonds held in trust	(1,156,807)	—	—
Restricted cash	21,623	—	—

Net cash (used in) provided by financing activities	(3,915,606)	(421,173)	3,709,022

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(48,421)	7,181	12,575
CASH AND CASH EQUIVALENTS—Beginning of year	48,421	41,240	28,665

CASH AND CASH EQUIVALENTS—End of year	$0	$48,421	$41,240

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest and other financing costs paid	$286,578	$318,874	$123,560

State and local taxes paid	$24	$860	$1,183

NONCASH INVESTING AND FINANCING ACTIVITIES—
Consolidation of Trusts:
Mortgage loans held by trust	$3,834,866	$740,662

Bonds payable to trust	$4,156,473	$719,807

Acquisition of Fieldstone Mortgage Company:
Assets acquired	$5,117,051

Liabilities assumed	$4,962,920

See notes to consolidated financial statements.

CREDIT-BASED ASSET SERVICING AND SECURITIZATION LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2007 AND AS OF DECEMBER 31, 2006 AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 (NOT COVERED BY AUDITORS’ REPORT INCLUDED HEREIN)

1.	RESTRUCTURING AND GOING CONCERN

Organization and Basis of Presentation—The accompanying financial statements present the financial position, results of operations, and cash flows of Credit-Based Asset Servicing and Securitization LLC (“C-BASS”), a Delaware limited liability company, and its subsidiaries including Litton Loan Servicing LP and its subsidiaries (“Litton”) (together, the “Company”). All significant intercompany balances and transactions have been eliminated.

The Company purchased, sold, and securitized single-family residential mortgage loans (“Mortgage Loans”), seller-financed notes (“Notes”), mortgage-backed securities (“MBS”), and other asset-backed securities (“ABS”). The Company generally retained the servicing on assets it securitized, and through Litton, performed mortgage loan servicing and mortgage contract collections. The Company generally retained the subordinate interests in its securitizations. The Company maintains several subsidiaries to perform certain activities and to hold specific assets.

C-BASS is owned by a subsidiary of Radian Group Inc. (“Radian”) and a subsidiary of MGIC Investment Corporation (“MGIC”), each owning approximately 46%, with the remainder owned by C-BASS Holding LLC (“Holding”) (collectively, the “Owners”). Holding is owned by certain members of C-BASS and Litton management. Profits and losses are allocated to the Owners in accordance with their ownership percentages.

On July 17, 2007 C-BASS completed its acquisition of Fieldstone Investment Corporation (“Fieldstone”), a mortgage banking company that originates, sells, and invests primarily in non-conforming single-family residential mortgage loans. Under the terms of the agreement, Fieldstone shareholders received $4.00 per share for each share of Fieldstone’s common stock outstanding, totaling approximately $187.5 million. Concurrently, C-BASS entered into senior demand note agreements with MGIC and Radian (collectively, the “Demand Notes”), in the aggregate amount of $100 million maturing on December 31, 2007.

Restructuring—C-BASS received approximately $584 million in margin calls during July 2007, of which approximately $285 million was paid. The unpaid margin calls resulted in C-BASS being in default on its secured and certain of its unsecured obligations (collectively, the “Obligations”). From July 31, 2007 through November 12, 2007, C-BASS entered into a series of Forbearance Agreements with its lenders, under which the lenders agreed, among other things, to forbear from exercising rights or remedies under the Obligations.

In September 2007, C-BASS reached an agreement to sell Litton, certain securities and other assets, and an option to acquire, from MGIC and Radian, an aggregate 45% of the equity interests in C-BASS, to Goldman Sachs and affiliates of Goldman Sachs (collectively, “Goldman”). The option has a strike price of $5 million and expires in 2014. The sale was completed on December 10, 2007 at a price of approximately $428 million. The option has not been exercised.

In connection with the sale of Litton, C-BASS entered into a Transition Services Agreement (“TSA”) and a Loan Servicing Agreement (“LSA”) with Litton. Under the TSA Litton will provide certain information technology services and reconciliation services to C-BASS. The TSA will expire in four years or earlier if the services are no longer required. Both parties may elect to extend the agreement at the end of four years. Under the LSA, Litton will continue servicing C-BASS whole loans.

Effective November 13, 2007, C-BASS and its lenders, employees and owners entered into an Override Agreement which overrides the terms of the Obligations during the Override Agreement term, and under which the lenders agree to forbear from taking any action to enforce their rights in respect of the Obligations. The Override Agreement term extends to January 15, 2010 for the Senior Creditors (including the Syndicated Credit Facility, Repurchase Agreement counterparties and Senior Hedge counterparties, as defined in the Override Agreement) and December 31, 2034 for the Junior Creditors (including the Demand Notes, Employee Obligations, the Subordinated Notes and the Trust Preferred Securities). The Override Agreement may be terminated if C-BASS does not comply with covenants contained therein, including covenants on operating expenses, and if cash receipts from its investments, commencing November 30, 2008, do not at least equal on a cumulative basis, a stated level (the “Cash Receipts Covenant”). See Note 3 to the Financial Statements.

In November, 2007 C-BASS agreed to sell NoteWorld and its subsidiaries to NoteWorld’s CEO for $1 million. The sale closed on November 30, 2007. In connection with the sale, C-BASS wrote off the $9 million in goodwill related to the NoteWorld seller finance business, and recorded a loss on the sale of $3.5 million.

In November 2007, Fieldstone Mortgage Corporation (“FMC”) filed for protection from creditors under Chapter 11 of the Bankruptcy Code. C-BASS agreed to provide debtor-in-possession (“DIP”) financing for up to approximately $4.0 million to FMC. As of December 31, 2007 C-BASS had provided $2.0 million of funding, and as of April 30, 2008 had funded the maximum of $4.0 million. The bankruptcy court granted the Company and its affiliates, releases against further claims by FMC and its creditors. The Company wrote off its remaining investment in FMC, including $10.6 million of goodwill as of December 31, 2007.

Valuation of Investments—Generally, for assets that are reported at fair value, C-BASS uses internal valuation models to estimate their fair value. The degree of management judgment involved in determining the fair value of a financial instrument or other asset is dependent upon the availability of observable market data. During the third and fourth quarters of 2007, and continuing in 2008, deteriorating credit conditions caused significant disruptions in the secondary mortgage market and severely limited the availability of observable market data for use by management in the judgments applied to key valuation inputs, such as prepayment speeds, loss assumptions and discount rates. The accompanying financial statements have been prepared by valuing C-BASS’ securities portfolio based on estimated future cash flows, discounted at a rate that management believes represents its estimate of a risk adjusted return that would be required by a market participant. Given the disrupted nature of the market, significant uncertainty exists regarding management’s ability to transact a sale of these securities and loans. As such, although management considered multiple sources of market information in establishing its estimates of fair value, significant risk exists that if management were to attempt to sell a significant portion of its portfolio, that such a transaction could occur at a materially different price than the fair value presented herein.

Going Concern— As of December 31, 2007, C-BASS has an owners’ deficit of $928.5 million, and recorded a loss of $1.91 billion for calendar 2007. As discussed above, C-BASS is operating under an Override Agreement that permits C-BASS to manage the disposition of its investments, subject to meeting the Override Agreement covenants. As of May 31, 2008, cash receipts from C-BASS’ investments were less than the Cash Receipts Covenant level specified in the Override Agreement although the Cash Receipts Covenant test does not begin until November 2008. C-BASS’ failure to meet the Cash Receipts Covenant is not a termination event under the Override Agreement unless a majority of the lenders in the Senior Credit Facility or a majority of the Repo Lenders vote to issue a termination notice. There can be no assurance that a termination notice will not be issued if C-BASS does not meet the Cash Receipts Covenant. These factors raise substantial doubt as to C-BASS’ ability to continue as a going concern. The accompanying consolidated financial statements do not include adjustments to reflect the valuation of assets on a liquidation basis if C-BASS is unable meet the covenants summarized above. It is unlikely that C-BASS could realize proceeds from asset sales in an amount sufficient to cover its secured debt in a forced liquidation in current market conditions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of consolidated revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the consolidated financial statements include the valuation of Mortgage Loans, Notes, MBS, ABS, derivatives, servicing rights, and goodwill and the amortization thereof. The financial statements include mortgage and other securities and mortgage loans and notes of $1.69 billion whose fair values have been estimated by management in the absence of readily determinable fair values. Those estimated values may differ significantly from the values that would have been used had a ready market for those mortgage and other securities and mortgage loans and notes existed, and the difference could be material.

Cash—Cash includes cash held by depository institutions.

Restricted Cash—Restricted Cash represents cash held as collateral in accounts of depository institutions established under the Override Agreement. See Note 3.

Mortgage and Other Securities—Mortgage and other securities include MBS, ABS, and collateralized bond obligations (“CBOs”). Mortgage and other securities are classified as trading securities, with changes in fair value subsequent to the purchase or retention date and relative to amortized cost reflected as unrealized gains and losses in earnings, and are generally recorded as of the date of purchase or sale (trade date). Securities listed or traded on any United States national exchange are valued at the last sales price of the close of the principal securities exchange on which such securities are traded or, if there are no sales, at the mean of the last bid and asked prices. Many of the securities purchased by the Company or retained in the Company’s securitizations consist of below-investment grade and nonrated subordinated interests. The timing and amount of cash flows on these securities are significantly influenced by foreclosure losses and prepayments on the underlying loans and changes in interest rates particularly LIBOR. There is generally not an active public market for such securities, and market quotations are not readily available. The fair value of each of these securities is estimated by management by discounting future cash flows using discount rates and credit loss and prepayment estimates that approximate current market rates and by using the forward LIBOR interest rate curve. Credit losses and prepayment speeds are based on loan level data, including loan status, collateral value, interest rates and geographic factors. As of December 31, 2005 and 2006, management was able, where available, to utilize bid indications and comparisons to values used by institutions providing financing to the Company on such securities to corroborate management’s fair value estimates. Given the complex nature of these securities and the disrupted nature of the current market for such securities and mortgages, the values estimated by management do not necessarily represent the amounts that would be received by the Company if it sold all or a portion of its portfolio.

The Company, as transferor, regularly securitized mortgage loans and securities by transferring the loans or securities to entities (“Transferees”) which generally qualified under GAAP as “qualifying special purpose entities” (“QSPEs”) as defined under Statement of Financial Accounting Standards (“SFAS”) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities—a replacement of FASB Statement No. 125 (“Off Balance Sheet Securitizations”). The QSPEs issue investment grade and non-investment grade securities. Generally, the investment grade securities were sold to third party investors, and the Company retained the non-investment grade securities. If a transaction meets the requirements for sale recognition under GAAP, and the Transferee meets the requirements to be a QSPE, the assets transferred to the QSPE are considered sold, and gain or loss is recognized. The gain or loss is based on the price of the securities sold and the estimated fair value of any securities and servicing rights retained over the cost basis of the assets transferred net of transaction costs. If subsequently the Transferee fails to continue to qualify as a QSPE, or the Company obtains the right to purchase assets out of the Transferee, then the SPE would be evaluated for consolidation under FIN 46R and the Company may have to include in its financial statements such assets, or potentially, all the assets of such Transferee.

The Company recognizes interest income from its investments in subordinated interests (other than beneficial interests of high quality, sufficiently collateralized to ensure that the possibility of credit loss is remote, or that cannot contractually be prepaid or otherwise settled in such a way that the Company would not recover substantially all of its recorded investment) in accordance with Emerging Issues Task Force Consensus 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets. Accordingly, on a quarterly basis, when there are significant changes in estimated cash flows from the cash flows previously estimated (typically due to actual prepayment and credit loss experience or changes in interest rates), the Company calculates a revised yield based on the current carrying value of the investment and the revised cash flows. The revised yield is then applied prospectively to recognize interest income. If newly estimated cash flows are lower than the cash flows previously estimated on a present value basis (adjusted for cash receipts during the intervening period), the security is written down to fair value with the resulting charge being realized in income and a new cost basis is established.

Mortgage Loans and Notes—Mortgage Loans and Notes purchased by C-BASS are classified as loans held for sale (“LHFS”) and carried at the lower of cost or fair value on a portfolio basis. Mortgage Loans and Notes are generally recorded as of the date of payment (settlement date). Fair value is generally determined based upon price quotations, broker price opinions regarding the value of the underlying collateral, and the Company’s valuation model that considers the yields, maturities and characteristics of such assets, and third-party indications of value under borrowing arrangements. The acquisition cost for a pool of mortgage loans is allocated to each loan in the pool based upon the Company’s valuation model. Interest is accrued on mortgage loans that are less than 90 days in arrears or are reperforming. The Company also accrues interest on loans guaranteed by the Federal government, up to the amount that the Company estimates is guaranteed by the Federal government. In situations where the collateral is foreclosed on, the loans are transferred to real estate owned (“REO”) upon receipt of title to the property.

Mortgage Loans, Notes, and MBS are primarily collateralized by residential single-family properties. These assets expose the Company to the risk that the borrowers may be unable to repay principal of and interest on the amount borrowed. At the time of purchase of Mortgage Loans, Notes, and MBS, the Company evaluates the performance of the underlying collateral and, where appropriate, the ability and willingness of the borrower to repay principal of and interest on the amount of the loan outstanding. For LHFS, a Mortgage Loan is considered impaired when it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. These loans are generally identified as impaired when they become 90 days delinquent, at which time the loans are placed on non-accrual status. The Company provides for losses on impaired loans with a valuation allowance. The valuation allowance is evaluated on a periodic basis by management and is based on estimates of collateral value as well as time and cost to liquidate. Fair value is determined primarily on the basis of collateral value estimates obtained from real estate specialists. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as factors change or as more information becomes available.

Mortgage Loans Held by Trusts—Mortgage loans in trusts are classified as loans held for investment (“LHFI”) and carried at amortized cost, net of any allowance for credit losses. For LHFI, an allowance for loan losses is established to provide for credit losses inherent in the portfolio as of the balance sheet date. The expected losses are based upon loss factors including default amounts, the timing of defaults and loss severities upon liquidation of the loan. The Company then estimates the timing of these losses and the losses probable to occur over an effective loss confirmation period. This period is defined as the range of time between the probable occurrence of a credit loss (such as the initial delinquency) and the confirmation of that loss (the actual impairment or charge-off of the loan). The losses expected to occur within the estimated loss confirmation period are the basis of the Company’s credit reserves because the Company believes those losses exist as of the reported date of the financial statements. The Company re-evaluates the level of credit reserves on at least a quarterly basis, and records provisions, charge-offs, and recoveries monthly. See Note 13 to the Financial Statements.

Real Estate Owned—Properties purchased directly are initially recorded at cost. Properties acquired through foreclosure are recorded at the lower of cost or estimated fair value less projected costs of disposal. Management periodically reviews each REO property’s carrying value and adjusts it to the lower of cost or fair value less cost of disposal if changes in local real estate markets or the property’s condition or situation warrant. Fair value is determined primarily on the basis of collateral value estimates obtained from real estate specialists. Sales proceeds and related costs are recognized when title has passed to the buyer.

Hedging Instruments—The Company had used interest rate swaps, total return swaps, interest rate caps, and futures (“Derivative Instruments”) in a strategy intended to reduce the impact of changes in interest rates or spreads on the value of a portion of its mortgage-related assets. The Derivative Instruments were carried at their estimated fair values, determined using quotes obtained from dealers who make a market in such securities. The Company elected not to specifically identify any Derivative Instrument as a “hedge” as defined in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). Accordingly, the unrealized gain or loss on Derivative Instruments was included in earnings. The Derivative Instruments exposed the Company to interest rate risk, as well as to credit loss in the event of nonperformance by the counterparties.

The Company entered into contracts to sell mortgage securities it does not own (“short sales”), in a strategy intended to reduce the impact of changes in interest rates on the value of a portion of its Mortgage Loans, Notes, and MBS. Under these contracts, the Company sold securities, generally mortgage-backed securities borrowed from a broker. The proceeds from the sale were retained by the broker as collateral for the Company’s obligation to deliver the borrowed securities at a specified date.

The Company’s obligation to deliver the borrowed securities was carried at fair value in the consolidated balance sheet as part of “securities sold not yet purchased,” with changes in such fair value included in earnings. The sales proceeds retained by the broker were included in “receivable from brokers” in the consolidated balance sheet. The Company was exposed to credit risk in the event of nonperformance by a broker holding the sales proceeds as collateral for the securities borrowed.

As of December 31, 2007, the Company does not hold any Derivative Instruments or short positions.

Leasehold Improvements, Furniture, and Equipment— Computer hardware and software, furniture and fixtures, and leasehold improvements are stated at cost. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets, which range from two to seven years. Leasehold improvements are amortized over the shorter of their useful lives or the lease terms.

Servicing Advances Receivable and Servicing Rights— As a result of the sale of Litton, the Company does not have any servicing advances receivable and servicing rights as of December 31, 2007.

Servicing advances receivable consists of escrow advances, principal and interest advances, and foreclosure advances. Escrow advances are payments made by the Company to escrow custodial accounts to avoid overdrafts in these accounts when tax or insurance payments are made for loans. The advances are recovered from future mortgage payments, from sale of the property, from investors if the mortgagee defaults, or by filing claims with various agencies or companies that insure the loans.

The Company is generally responsible to advance principal and interest payments on delinquent mortgages in the securities it services to the extent it considers such advances recoverable, so that sufficient funds are available for the monthly remittance to security holders. These advances are recovered from future mortgage payments, from sale of the property, from investors if the mortgagee defaults, or by filing claims with the various agencies or companies that insure the loans.

Foreclosure advances represent foreclosure costs which are advanced by the Company as part of the Mortgage Loan foreclosure process and are recovered primarily from sale of the property, from investors, or by filing claims with the various agencies or companies that insure the loans.

Servicing rights (“SRs”) are reported at the lower of amortized cost or fair value and are periodically evaluated for impairment based on the fair values of those rights determined by discounting estimated future net cash flows using a discount rate commensurate with the risks involved. This method of valuation incorporates assumptions that market participants would use in their estimates of future servicing income and expense, including assumptions about prepayment, default and interest rates. The fair value of SRs at December 31, 2006, was determined using discount rates ranging from approximately 10% to 17% and prepayment rates ranging from approximately 17% to 56%. For purposes of measuring impairment, the Mortgage Loans underlying the SRs are stratified on the basis of financial asset type. The amount of impairment, if any, is the amount by which the amortized cost of SRs by strata exceeds the fair value of those strata. SRs are amortized in proportion to, and over the period of, estimated net servicing revenues.

Goodwill and Other Intangibles—Goodwill and other intangibles consist of goodwill and solicitation rights (Note 6). Goodwill was not amortized.

The Company is required to periodically assess its goodwill and other intangible assets for potential impairment, based on the fair value of the reporting unit at which the goodwill is recorded. The Company assigned its goodwill balance to its capital markets reporting unit. The Company performed its required annual goodwill impairment test each January 1st. The impairment test performed on January 1, 2007, revealed no impairment. The $9 million of goodwill was written off on November 30, 2007 in connection with the sale of NoteWorld (as discussed in Note 1).

Receivables—Receivable from trustees and servicers consists of distributions receivable and amounts due from third party servicers. Distributions receivable are principal and interest distributions on the securities owned by the Company and payable by trustees.

Accounts receivable includes amounts due from various companies who own the servicing rights on loans that the Company services under subservicing agreements. The balances in these accounts consist of subservicing fees, foreclosure advances, and other miscellaneous charges incurred by the Company on behalf of such companies.

Repurchase Agreements—Transactions involving sales of securities under agreements to repurchase (“repurchase agreements”) are treated as collateralized financing transactions and are recorded at their contracted repurchase amounts plus accrued interest. The Company is generally required to deliver the securities that collateralize the repurchase agreements to the counterparties. The Company is required to maintain agreed-upon amounts of collateral with these counterparties during the term of the repurchase agreements. The repurchase agreements expose the Company to credit loss in the event of nonperformance by the counterparties. The Company does not anticipate nonperformance by any counterparties.

Loan Servicing—The fees received for loan servicing or subservicing are generally based on either a monthly fee, payable on all loans serviced, or on a percentage of the outstanding principal balance of such loans, payable from interest collected from mortgagors. Such loan servicing fees are generally credited to income monthly or when the related mortgagor payments are collected. Late charges and other fees collected from mortgagors are credited to income when collected. Loan servicing costs are charged to expense as incurred.

Incentive Compensation Plans—See Note 10.

Equity Appreciation Plan—In connection with the Override Agreement, Equity Appreciation Plan (“EAP”) account balances were established using valuations and vesting methodology as of January 1, 2007. Participants under the EAP are unsecured creditors of the Company and account balances, together with interest thereon are payable only after more senior debt of the Company has been retired. The Company has ceased making any further grants under the EAP. The following describes the plan prior to the Override Agreement.

The Company had established an Equity Appreciation Plan granting key employees the right to receive compensation based on the Company’s return on equity and earnings growth over a five-year period. Grants could be made annually, and would vest over a five-year period. The Company accounted for these grants in accordance with SFAS No. 123R, Accounting for Stock-Based Compensation, amortizing the estimated value of the options over the vesting period. The value was estimated using EAP formulas, and based on the Company’s financial performance.

Restricted Equity Interests Plan—In connection with the Override Agreement, vested Restricted Equity Interests (the “REI”) were converted into generally unrestricted equity and related outstanding REI non-recourse loans were reduced to zero. Such non-recourse loans were reflected as distributions from equity in prior years. The Company has ceased making any further grants of REI. The following describes the plan prior to the Override Agreement.

The Company had established a Restricted Equity Interests Plan (the “REI Plan”) granting key employees the right to purchase REI at a price equal to, in case of grants made prior to July 2006, two times book value as of January 1st in the year of the grant and, in the case of grants made in July 2006 and thereafter, at a price equal to 1.7 times book value as of June 30th in the year of the grant. The REI Plan provided for two classes of REI, “regular” REI (“Regular REI”) and “special” REI (“Special REI”). With respect to Regular REI, the purchase price was to be funded 40% by the participating employees through an allocation from the Company’s annual incentive pool relating to the employment year in which such REI interest was granted, and 60% by non-recourse loans from the Company (“REI Acquisition Loans”). With respect to the Special REI, 40% of the purchase price was to be funded by the participating employees through an allocation from the Company’s annual incentive pool relating to each employment year occurring during the five-year vesting period, with a pro-rata portion of such 40% being allocated to each of the five annual incentive pools, and 60% by REI Acquisition Loans. Notwithstanding the foregoing, in July 2006, the Company made grants of Special REI to the CEO and President of C-BASS (the “Executives”) which were funded, to the extent of 40%, by taking a pro rata portion of such 40% over the 5-year vesting period as a regular operating expense of the Company, and to the extent of the remaining 60% by REI Acquisition Loans. The REI Acquisition Loans bear interest at 8.25% per annum. In addition, the Company extended non-recourse loans bearing interest at 6-month LIBOR, plus 2.5% to participants to fund their tax obligations related to their vested REI in the Company (“REI Tax Loans”). Principal and interest on the REI Acquisition Loans and REI Tax Loans was to be repaid from distributions otherwise payable to the REI participants and out of proceeds of the repurchase price upon repurchase of a participant’s REI in accordance with the terms of the REI Plan. The Regular REI vest equally over five years commencing on the January 1 following the grant date and the Special REI vest in installments of 50%, 25%, and 25% commencing on the January 1 following the second anniversary of the grant date, and each January 1 thereafter. Beginning in the sixth year after purchase, the participants may require the Company to repurchase up to 20% of a participant’s REI in any calendar year. The repurchase price is based on a multiple of equity as defined in the Company’s Operating Agreement (the “Equity Multiplier”). Generally, if a participant’s employment is terminated prior to 100% vesting, the participant may not require the Company to repurchase any of such participant’s REI except as described above.

Recent Accounting Pronouncements—In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“Statement”) No. 161, Disclosures about Derivative Instruments. This statement amends Statement No. 133, Accounting for Derivative Instruments and Hedging Activities to improve transparency in financial reporting by enhancing disclosures about an entity’s derivative and hedging activities. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Statement No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact this guidance will have on the financial statements.

On February 1, 2008, the FASB issued FIN 48-2, Effective Date of FASB interpretation No. 48 for Certain Nonpublic Enterprises (“FSP”), which allows the Company to defer the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109 (“FIN 48”), until annual periods beginning after December 15, 2007. The Company has elected this deferral. Based on its continued analysis, the Company does not expect the adoption of FIN 48 to have any impact on the financial statements. However, the Company’s conclusions regarding FIN 48 are subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of tax laws, regulations and interpretations thereof.

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financials, which amends Accounting Research Bulletin (“ARB”) No. 51, Consolidated Financial Statements. Statement No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but affects only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. The Company is currently evaluating the impact this guidance will have on the financial statements.

Refer to Note 5 for a discussion of FASB Statements No. 157 and No. 159.

Reclassifications—For the years ended 2006 and 2005, $5.9 million and $1.1 million were reclassified from “Gain on securitization” to “Portfolio securities mark-to-market”, respectively in the Consolidated Statements of Operations. In addition, amounts of $9.9 million and $10.2 million were reclassified from cash flows from investing activities to cash flows from operating activities in the Consolidated Statement of Cash Flows relating to fund distributions for 2006 and 2005, respectively.

3.	OVERRIDE AGREEMENT

As described in Note 1, from July 31, 2007 through November 12, 2007, the Company entered into a series of forbearance agreements with its secured and certain of its unsecured lenders. In accordance with the forbearance agreement terms, interest rates under the Senior Credit Facility, the Servicing Advance Facility and the various repurchase agreements, were increased to the default rates in such agreements, generally 200 to 400 basis points higher than the stated interest rates in such agreements. In addition, interest payments under the Demand Notes, Subordinated Notes and TRUPS were stopped.

Effective November 13, 2007, C-BASS entered into an Override Agreement with its secured and unsecured lenders, certain current and former employees, and the Owners (collectively, the “Counterparties”). The Override Agreement overrides the existing funding arrangements and divides the lenders into seven groups: the Senior Credit Facility; the Repo Purchasers; the Senior Hedge Counterparties; the Subordinated Noteholders; the Demand Noteholders, Employee Obligations and the TRUPS Holders. The Override Agreement affirms each senior lender’s senior lien on such senior lender’s collateral, and then provides for junior liens on the other lenders’ collateral. In addition, the Junior Creditors each were granted a lien on all collateral of the Company effective after the senior lenders are paid in full. All events of default and defaults under the Company’s secured and unsecured debt agreements are superseded, suspended or overridden by the Override Agreement.

The Override Agreement stipulated the allocation of the proceeds from the sale of Litton among the Senior Credit Facility, the Repo Purchasers and Employees.

The Override Agreement provides that C-BASS manage its operating expenses to a six-month budget approved by the senior lenders (each such budget an “Approved Budget”), which must be updated every three months. The initial Approved Budget was from the Effective Date to February 29, 2008. Updated budgets became effective on March 1, 2008 and June 1, 2008, respectively. The Override Agreement stipulates how cash receipts are distributed to the Counterparties. First, a specified percentage of the cash receipts from each Senior Creditor’s collateral is placed in an account to fund C-BASS’ operating expenses under the Approved Budget. The remaining cash from each collateral pool is distributed to each lender, to be used to pay each lender’s expenses, interest, and then principal. When a lender is paid in full, cash from such lender’s collateral is allocated first to the creditor group which included the lender, then to the other Senior Creditors and then after the Senior Creditors are paid in full, to the Junior Creditors. A percentage of cash collected from collateral pledged to the syndicated credit facility is segregated for approved portfolio management related activities.

Liabilities under the Company’s incentive programs, including EAP and deferred compensation plan were aggregated together into Employee Obligations of $20 million. Employees with membership interests and other claims were granted a 9% interest in C-BASS.

The following Note describes each funding arrangement prior to the Override Agreement modifications, and describes significant modifications under the Override Agreement.

4.	DEBT OBLIGATIONS

Debt obligations at December 31, 2007 and December 31, 2006, are summarized as follows. Interest payable under each debt obligation reflects the 400 basis point increase to the non-default contract rate as stipulated in the Override Agreement.

	December 31, 2007	December 31, 2006
	($ in thousands)
(A) Syndicated line of credit with variable rates of interest: At December 31, 2007 and 2006, such rates were 10.39% and 6.25%, respectively. The weighted average interest rates during the years ending December 31, 2007 and 2006, were 7.91% and 6.01% respectively. Borrowings are secured by mortgage loans, securities, servicing rights, and mortgage servicing advances.	$652,857	$1,023,048

(B) Subordinated Notes: Due August 9, 2009 through March 6, 2037, with interest rates between 8.19% and 12.50% as of December 31, 2007, and due August 9, 2009 through December 30, 2015, with interest rates between 8.19% and 9.54% as of December 31, 2006.	400,818	400,630

(C) Demand Notes with an 8.20% rate of interest	100,000	—

(D) Servicing Advance Facility with variable rates of interest: At December 31, 2006 such rates were 6.01% and the weighted average interest rates during 2006 were 5.81%.	—	250,000

(E) Repurchase agreements with various counterparties: Such agreements accrue interest at variable rates based on one- month LIBOR plus a range of 0.25% to 2.75%. At December 31, 2007 and 2006, such rates ranged from 8.85% to 11.35% and 5.45% to 8.95%, respectively. The weighted average interest rates during the years ending December 31, 2007 and 2006, were 7.83% to 6.46%, respectively. Borrowings under such agreements are secured by mortgage backed and asset backed securities.	630,448	1,413,447

(F) Other funding arrangements: These consist of master repurchase agreements, loan, and security agreements and revolving credit agreements with various counterparties. Such agreements accrue interest at variable rates based on one month LIBOR plus a range of 0.47% to 1.17%. At December 31, 2007 and 2006, such rates ranged from 9.07% to 9.77% and 5.74% to 6.58%, respectively. The weighted average interest rates during the years ended December 31, 2007 and 2006, were 6.67% and 4.22%, respectively. Borrowings are secured by mortgage loans, real estate owned.	675,676	3,053,136

	$2,459,799	$6,140,261

(A)	In June 2005, the Company renewed its syndicated credit facility (the “Syndicated Facility”) in the aggregate amount of $1.55 billion with a maturity date of June 24, 2007. During 2006, the Syndicated Facility was renewed and increased to $1.83 billion with a maturity of June 2009. The Syndicated Facility provides for interest rates based on various indices, including Federal Funds and LIBOR, as selected by the Company. The Syndicated Facility contains restrictive financial covenants that require the Company to meet, among other things, certain risk-based capital and net worth requirements. The Company was in compliance with all covenants at December 31, 2006. All events of default are superseded, suspended or overridden by the Override Agreement.

(B)	In August 1999, the Company issued $50.0 million of 15.91% Senior Subordinated Notes due September 1, 2004. In September 2003, the Company entered into a Note Exchange Agreement with the note holders of $11.1 million of such notes to extend the maturity date to September 1, 2010, with a revised coupon of 8.83% effective September 1, 2004, through maturity. On August 31, 2004, the Company paid off the remaining $38.9 million of 15.91% Senior Subordinated Notes that were due on September 1, 2004. On August 9, 2002, the Company issued $29.1 million of 9.54% Senior Subordinated Notes due August 9, 2009. Certain officers of the Company invested in approximately $1.1 million of the 9.54% Notes, and $1.7 million of the 15.91% Notes of which $1.08 million were converted under the Note Exchange Agreement. In May 2005, the Company issued $50.5 million of 9.50% Senior Subordinated Notes due July 14, 2010. The Senior Subordinated Notes indentures contain restrictive financial covenants, including minimum net worth, maximum total debt to net worth, and maximum subordinated debt to net worth, and they restrict the Company’s ability to pay distributions. The notes may be redeemed at the option of the Company at par plus a “make-whole” amount determined with respect to the discounted value of remaining scheduled payments. The Company was in compliance with all covenants at December 31, 2006. In July 2005, the Company borrowed $25.0 million under a Senior Subordinated Term Loan facility with a coupon of 9.50% due in July 2010. The Senior Subordinated Term Loan facility contains restrictive financial covenants, including minimum net worth, maximum total debt to net worth, maximum subordinated debt to net worth, and they restrict the Company’s ability to pay distributions. The facility may be redeemed at the option of the Company at par plus a “make whole” amount determined with respect to the discounted value of remaining scheduled payments. The Company was in compliance with all covenants at December 31, 2006. From December 2005 through December 2006, the Company issued $285.0 million of Trust Preferred Securities. The Trust Preferred Securities bear fixed coupons for a pre-set period and variable coupons based on three-month LIBOR, plus a spread thereafter through maturity. The Trust Preferred Securities facilities restrict the Company’s ability to pay distributions. All events of default are superseded, suspended or overridden by the Override Agreement.

The Override Agreement provides for an increase in the principal balance of the TRUPS of 125% or $71.3 million. The following table sets forth details of all outstanding subordinated debt as of December 31, 2007 ($ in millions). The cost of capital set forth in the table has not been adjusted for the TRUPS principal increase as the amount and timing of the payment of such increase is uncertain.

	Amount	Agreement Increase	Issue Date	Coupon	Maturity	Issuance Costs	Cost of Capital
Senior Subordinated Notes	$29.0	$—	8/9/02	9.54%	8/9/09	$1.3	9.98%
Senior Subordinated Notes	11.1	—	5/12/05	8.83	9/1/10	0.4	9.14
Senior Subordinated Notes	50.5	—	5/12/05	9.50	5/12/10	0.7	9.64
Senior Subordinated Notes	25.0	—	7/14/05	9.50	7/14/10	0.2	9.57
Trust preferred 2005-1	100.0	25.0	12/20/05	8.99	12/30/10	2.5	9.22
				Floating	12/30/15
Trust preferred 2006-1	100.0	25.0	5/25/06	8.95	6/30/16	2.8	9.21
				Floating	7/30/36
Trust preferred 2006-2	15.0	3.8	7/21/06	8.83	9/23/16	0.4	9.07
				Floating	9/23/36
Trust preferred 2006-3	36.3	9.1	8/21/06	8.49	9/30/11	0.4	8.58
				Floating	9/30/36
Trust preferred 2006-4	18.7	4.7	11/7/06	8.40	12/30/16	0.4	8.59
				Floating	12/30/36
Trust preferred 2006-5	15.0	3.7	12/15/06	8.19	3/6/12	0.3	8.36
				Floating	3/6/1937
REIT preferred	0.2	0.0	1/1/07	12.50	N/A	0.0	0.00

				Floating
Total	$400.8	$71.3

(C)	The Company entered into senior demand note agreements with MGIC and Radian (collectively, the “Demand Notes”), in the aggregate amount of $100 million maturing on December 31, 2007. The senior demand note agreements remain outstanding as of December 31, 2007. All events of default are superseded, suspended or overridden by the Override Agreement.

(D)	In September 2005, the Company entered into a funding arrangement under, which the Company transfers certain servicing advance receivables and related rights to a trust, which obtains financing through the issuance of revolving loans. The servicing advance facility has a borrowing limit of $250 million and a maturity date of September 2008. This funding arrangement is accounted for as a collateralized borrowing under SFAS No. 140. The amount outstanding as of December 31, 2006, was $250 million. All events of default are superseded, suspended or overridden by the Override Agreement.

(E)

In November 2005, the Company entered into a $200 million facility for a 30-month term with a financial institution for investment and non-investment grade MBS. The facility bears interest at a variable interest rate based on LIBOR. During the period ending May 2007, up to 100% of collateral cash flow may be applied to interest and principal. The facility contains restrictive covenants, including minimum net worth, maximum amount of subordinated debt outstanding and risk-based capital requirements. The Company is in compliance with all covenants at December 31,

2006. In August 2006, the Company entered into a $175 million facility for a 36-month term with a financial institution for investment and non-investment grade MBS. The facility bears interest at a variable interest rate based on LIBOR. The facility contains restrictive covenants, including minimum net worth, maximum amount of subordinated debt outstanding and risk-based capital requirements. The Company was in compliance with all covenants at December 31, 2006. All events of default are superseded, suspended or overridden by the Override Agreement.

The Company has entered into various master repurchase and master loan and security agreements with financial institutions for up to $7.30 billion committed-when-funded lines to finance whole loan transactions with terms ranging from January 2007 through November 2007. All events of default are superseded, suspended or overridden by the Override Agreement.

(F)	The Company has entered into various master repurchase, master securities loan, and warehouse agreements with financial institutions for up to $3.46 billion committed-when-funded lines with terms ranging from January 2007 through December 2009 to finance MBS and ABS transactions. All events of default are superseded, suspended or overridden by the Override Agreement.

5.	ADOPTION OF FAS 159 AND FAS 157

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (FAS 157). This new standard sought to consolidate and clarify the definition of “fair value” that is used throughout Generally Accepted Accounting Principles (GAAP). FAS 157 defines fair value, establishes a methodology for measuring fair value, establishes a hierarchy of information used in measuring fair value and enhances the disclosure of information about fair value measurements. FAS 157 provides that the “exit price,” which is the price at which an asset could be sold or a liability could be transferred, should be used to fair value the asset or liability. FAS 157 also provides that market data, to the extent available, and not internally generated or entity specific information, should be used to determine fair value. We adopted FAS 157 on January 1, 2008 in conjunction with the adoption of FAS 159. The financial impact on the Company of the adoption of FAS 157 is not expected to be significant since our valuation methodology used in prior periods did not need to be revised significantly to comply with FAS 157.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). This gives companies the option of electing to measure eligible financial assets, financial liabilities, and commitments at fair value (i.e., the fair value option or “FVO”), on an instrument-by-instrument basis. The election to use the FVO is available when we first recognize a financial asset or financial liability or enter into a firm commitment. Subsequent changes in the fair value of assets, liabilities, and commitments valued under the FVO will be recorded in our consolidated income statements.

On January 1, 2008, we elected to apply the FVO under FAS 159 to the assets and non-recourse liabilities of our on-balance sheet securitizations (i.e. the Aames and FMIC Trusts), and the Demand Notes, Subordinated Notes and Trust Preferred Securities. Prior to the application of FAS 159, we were required, for financial reporting purposes, to mark-to-market the Mortgage Securities, but could not mark-to-market our non-recourse and unsecured debt.

Electing the FVO for the above liabilities will enable us to mitigate the volatility in earnings and book value that results from the use of different measurement attributes for the mortgage securities portfolio and for the non-recourse and unsecured debt, and thereby correlate more closely the values of such assets and liabilities that are paired within the same securitization entity.

FAS 159 allows for a one-time election to record the cumulative unrealized gains and losses on those assets, liabilities, and commitments for which the FVO is elected and were existing at the time of initial application of FAS 159. Adjustments resulting from the one-time election are reflected on the balance sheet and have no income statement impact. Subsequent changes in fair value will be recorded in our consolidated income statements. On January 1, 2008, as a result of the one-time election, we recorded in retained earnings the difference between the reported value and fair value of the non-recourse and unsecured liabilities. As a result of the adoption of FAS 159 and this one-time election, we recorded a cumulative effect adjustment of $1.22 billion as an increase to owners’ equity as of January 1, 2008.

The following table presents the consolidated balance sheet at December 31, 2007, the transition adjustments, and the consolidated balance on January 1, 2008 following application of FAS 159.

(In Millions)	December 31, 2007	Transition Adjustment	January 1, 2008
Mortgage loans and REO	$1,047.1		$1,047.1
Securities	783.1		783.1
Mortgage loans held by trust	3,834.9		3,834.9
Restricted Cash	21.6		21.6
Other assets	145.9		145.9
Total Assets	$5,832.6		$5,832.6

Funding arrangements	$652.9		$652.9
Repurchase agreements	1,306.1		1,306.1
Bonds payable by trust	4,156.5	793.5	3,363.0
Subordinated notes and TRUPS	509.4	427.2	82.2
Other liabilities	136.2		136.2
Total liabilities	6,761.1	1,220.7	5,540.4

Owners’ equity	(928.5)	1,220.7	292.2
Total Liabilities and Owners’ Equity	$5,832.6	$0.0	$5,832.6

The value of the Bonds Payable by Trust was derived using the same valuation methodology as employed for Mortgage Securities. The values of sub debt and TRUPS were obtained through market indications as of December 31, 2007.

6.	FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires the Company to report the estimated fair value of its financial instruments, as defined.

Mortgage and Other Securities and Derivative Instruments are carried at estimated fair value. Mortgage Loans, Notes, and REO are carried at the lower of cost or fair value, which approximates fair value at December 31, 2007. The estimated fair value of Loans Held by Trust was $2.75 billion as of December 31, 2007. Assets that are recorded at contracted amounts approximating fair value consist of due from/to affiliates and certain other receivables. Similarly, the Company’s short-term liabilities consist primarily of repurchase agreements, warehouse lines of credit, revolving credit agreements, commercial paper trust funding and certain other payables. Such amounts are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates or short-term maturities, or are payable upon demand, and accordingly, are not materially affected by changes in interest rates. With respects to the fair value of the Company’s Senior Subordinated Notes, refer to Note 5.

7.	SECURITIZATIONS

Key economic assumptions used in measuring the fair value of retained and other beneficial interests at the date of securitization for transactions completed during 2007 and 2006 (weighted based on principal amounts securitized) were as follows:

	Residential Mortgage Loans
	Fixed Rate (1st Lien)	Fixed Rate (2nd Lien)	Adjustable Rate	Re-REMICS
Calendar 2007
Prepayment speed (average annual rate—CPR)	10%–30%	30%–50%	30%–75%	20%
Weighted-average life (in years)	3.0	1.3	1.5	2.5
Expected lifetime credit losses	1.00%–15.00%	15.00%–25.00%	5.00%–20.00%	1.50%
Residual cash flows discounted at	20%–25%	35%	20%–25%	25%
Interest rates on adjustable rate loans and bonds	Forward LIBOR yield curve plus contractual spread over LIBOR

Excludes retained interests in CBOs which are valued using a 0% default rate at prepayment speed of each individual collateral asset and a discount rate of 20%–35%.

	Residential Mortgage Loans
	Fixed Rate (1st Lien)	Fixed Rate (2nd Lien)	Adjustable Rate	Re-REMICS
Calendar 2006
Prepayment speed (average annual rate—CPR)	15%–40%	22%–60%	20%–95%	30%
Weighted-average life (in years)	2.5	1.0	1.3–2.0	1.9
Expected lifetime credit losses	1.55%–10.00%	4.00%–12.00%	1.75%–9.00%	1.50%
Residual cash flows discounted at	16%–21%	18%	16%–21%	40%
Interest rates on adjustable rate loans and bonds	Forward LIBOR yield curve plus contractual spread over LIBOR

Excludes retained interests in CBOs which are valued using a 0% default rate at prepayment speed of each individual collateral asset and a discount rate of 9%–35%.

At December 31, 2007, key economic assumptions and the sensitivity of the current fair values of retained and other beneficial interest cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows ($ in millions):

C-BASS Retained Interests
Balance sheet—carrying value of retained and other beneficial interests—fair value recorded in Mortgage and Other Securities	$780.2
Weighted-average life (in years)	1.7
Prepayment speed assumptions (annual rate):
Impact on fair value of 10% adverse change	(1.21)%
Impact on fair value of 20% adverse change	(5.01)
Expected credit losses (annual rate):
Impact on fair value of 10% adverse change	(0.70)
Impact on fair value of 20% adverse change	(4.14)
Retained interest cash flows discount rate (annual rate):
Impact on fair value of 10% adverse change	(1.83)
Impact on fair value of 20% adverse change	(6.31)
Interest rates on adjustable loans and bonds:
Impact on fair value of 10% adverse change	(0.77)
Impact on fair value of 20% adverse change	(5.16)

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets. The amount shown here for each year is calculated based on all securitizations occurring in that year.

Actual and Projected Credit Losses (%) as of	Residential Mortgage Loans Securitized in
	2005	2006	2007
December 31, 2007
Actual to date	1.37%	1.39%	0.55%
Projected	3.04	7.07	9.19

Cumulative projected losses	4.41%	8.46%	9.74%

December 31, 2006
Actual to date	0.31%	0.02%
Projected	2.99	5.71

Cumulative projected losses	3.30%	5.73%

At each measurement date, the Company projects losses on already delinquent loans using the information in the Company’s proprietary loss mitigation model and allowing for some reinstatement. The Company also estimates future losses on performing loans based on probabilities related to characteristics at securitization of the loans, without reducing such loss assumptions for the seasoning of the loans and their current status.

The table below summarizes the cash flows received from (paid to) securitization trusts during the years ended December 31, 2007 and 2006 ($ in millions):

	2007	2006
Proceeds from whole loan securitizations	$4,421.1	$9,348.2
Proceeds from resecuritizations (reREMICs and CBOs)	1,035.0	1,702.0
Servicing fees received	55.0	53.7
Cash flows received on interest-only strips	10.3	20.3
Purchases of delinquent or foreclosed assets*	(81.1)	(209.6)
Servicing (advances) recoveries—net	(141.4)	(2.7)
Prepayment interest shortfalls paid out as compensating interest	(4.8)	(8.8)

*	C-BASS repurchases Mortgage Loans from its securitization trusts that do not comply with representations made to the trusts and for (but not limited to) the modification of the terms of defaulted loans to avoid foreclosure.

Historical loss and delinquency amounts for the Company’s managed portfolio (includes Mortgage Loans held by the Company for securitizations, and C-BASS securitizations for which Litton is the primary servicer) as of and for each of the years ended December 31, 2007 and 2006 ($ in millions), are:

	2007			2006
	Total Principal Amount of Loans	Delinquent Principal Over 60 Days	Credit Losses (Net of Recoveries)	Total Principal Amount of Loans	Delinquent Principal Over 60 Days	Credit Losses (Net of Recoveries)
Residential mortgages:
Fixed-rate	$9,130.4	$3,050.2	$70.0	$6,758.8	$693.6	$24.2
Adjustable-rate	6,711.3	1,192.8	28.1	10,632.4	1,445.7	12.8

Total mortgage loans managed	$15,841.7	$4,243.0	$98.1	$17,391.2	$2,139.3	$37.0

Consisting of:
Mortgage loans held for securitization	$1,534.1			$3,962.4
Mortgage loans securitized	14,307.6			13,428.8

	$15,841.7			$17,391.2

As of December 31, 2007, the following table sets forth the geographic distribution of the Mortgage Loans underlying the Company’s MBS:

State	Percentage of Principal Balance
California	27.6%
Florida	14.8
New York	5.3
Arizona	4.8
All other*	47.5

100.0%

*	No other state contains more than 5% of the properties securing loans in the Company’s mortgage securities portfolio.

The Company provides collateral management services to certain securitization trusts in which the Company holds retained interests. Fees received from such trusts totaled approximately $21.6 million in 2007 and $17.4 million in 2006.

8.	MORTGAGE LOANS AND NOTES

The following sets forth the movement of the loan valuation allowance during 2007 (in thousands):

December 31, 2007 (In Thousands)	Loan Reserve
Balance - January 1, 2007	$46,134
Net increase	790,591

Balance - December 31, 2007	$836,725

9.	DERIVATIVE INSTRUMENTS

The table summarizes the Company’s positions in Derivative Instruments at December 31, 2006 ($ in thousands):

	December 31, 2006							Calendar 2006
		Floating Rates Received		Fixed Rates Paid		Expiration Dates		Average Notional Amount	Net Cash Inflow
Description	Fair Value	From	To	From	To	From	To	Outstanding	(Outflow)
Total return swaps	$(272)	N/A	N/A	N/A	N/A	02/01/07	02/01/07	$2,004,167	$(6,456)
Interest rate caps	2,845	5.35%	5.35%	N/A	N/A	11/26/07	11/26/07	861,417	2,249
Interest rate swaps	5,015	5.35%	5.54%	3.90%	5.66%	02/01/07	04/24/10	5,087,653	16,795
Euro futures	(11,702)	N/A	N/A	N/A	N/A	03/01/07	12/01/09	29,944,083	31,032

	$(4,114)								$43,620

At December 31, 2007, the Company had no Derivative Instruments.

10.	INCENTIVE COMPENSATION

Certain amounts due under the incentive plans are included as Employee Obligations under the Override Agreement (see Note 3). The following paragraphs describe the plans prior to the Override Agreement.

The Company has established incentive bonus programs, which set forth the guidelines for computation of incentive bonus pools based on the Company’s pretax, pre-incentive return on equity for the twelve-month periods ending June 30, net of certain unrealized gains and losses, if any, and on the performance of certain managed portfolios (Note 9). The allocation of the bonus pools is subject to approval by the Company’s Board of Managers. For each of the twelve-month periods ended June 30, 2006 and 2005, the Company paid incentive compensation of approximately $76.5 million and $63.5 million, from the approved incentive bonus pools in 2006 and 2005, respectively. No incentive bonus was paid in 2007. As of December 31, 2006, the Company had accrued approximately $70.0 million based on results of operations for the second half of the current year, the performance of certain managed portfolios for the year ended December 31, 2006, and unpaid incentive fees relating to the management of such portfolios for the years ended December 31, 2001 through 2004.

The Company made the first grant under the EAP plan in 2000, with compensation based on the Company’s return on equity and earnings growth over the five-year period ended December 31, 2003. Additional grants were awarded in 2002 through 2006 with compensation based on the Company’s expected performance for the five-year periods ending December 31, 2006 through 2010, respectively.

During 2007, 2006 and 2005, the Company made payments of $16.5 million, $23.5 million and $5.5 million, respectively, in accordance with the EAP plan calculations based on the Company’s return on equity and earnings growth from January 1, 1999 through December 31, 2006. Taking into account the EAP vesting period, liabilities of approximately $56.8 million and $60.5 million were established as of December 31, 2006 and 2005, respectively. The January 1, 2007 $9.1 million estimated value of the vested EAP liability due after December 31, 2007, is payable under the Override Agreement prior to payment of any distributions to holders of equity interests in C-BASS. The liability is recorded in Accrued expenses and other liabilities in the Consolidated Balance Sheets.

Effective January 1, 2006, the Company adopted Statement No. 123R, Share-Based Payment, (“SFAS 123R”), an amendment of Statement No. 123, Accounting for Stock-Based Compensation, using the modified prospective application approach. In accordance with SFAS 123R, the Company began charging the REI awards made on or after January 1, 2006, to compensation expense over the vesting period.

The Company made the first grant of Regular REI under the REI Plan in 2004, aggregating 1.42% of C-BASS equity as of January 1, 2004, with a five-year vesting period and a first fractional vesting date of January 1, 2005. An additional Regular REI grant was awarded in 2005, aggregating 0.82% of C-BASS equity as of January 1, 2005, with a five-year vesting period beginning January 1, 2006. The Company made grants of Regular REI and Special REI in July 2006, aggregating 4.95% of C-BASS equity as of June 30, 2006, with a five-year vesting period beginning January 1, 2007. The percentage of equity is subject to change from time to time due to activity in members’ equity. For the 2006 and 2005 REI Plan grants, the book values of the equity granted under the program were $75.8 million and $10.1 million, funded by employee allocations of accrued incentive compensation of $30.3 million and $4.0 million and REI Acquisition Loans of $45.5 million and $6.1 million, respectively. Of the amount of purchase price attributable to 2006 REI grants, $7.7 million is attributable to the Special REI grants made to the Executives, with $3.1 of the purchase price taken as an operating expense of the Company.

The fair value of each Regular REI and Special REI award was estimated on the date of the grant using a lattice-based option valuation model and the assumptions noted in the following table. Expected volatilities were based on implied volatilities of the Company’s equity. The Company uses historical data to estimate employee termination within the model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of the grants is derived from the output of the valuation model and represents the period of time that grants are expected to be outstanding. The risk-free rate for periods within the contractual life of the grants is based on the U.S. Treasury yield curve in effect at the time of the grant.

As of December 31, 2006, there was $79.5 million of total unrecognized compensation cost related to non-vested grants. During 2006, compensation cost recognized by the company for the 2006 grant was $9.8 million.

In connection with the Override Agreement, vested REI and the related REI acquisition loans were generally converted into unrestricted equity.

11.	SERVICING RIGHTS, GOODWILL, AND OTHER INTANGIBLES

The activity in the Company’s SRs during 2007 and 2006 was as follows ($ in thousands):

	Mortgage Servicing Rights	Goodwill	Total
Balance—January 1, 2005	$114,444	$9,000	$123,444
Additions	165,455	—	165,455
Amortization	(97,240)	—	(97,240)

Balance—December 31, 2005	182,659	9,000	191,659
Additions	126,766	—	126,766
Amortization	(116,306)	—	(116,306)

Balance—December 31, 2006	193,119	9,000	202,119
Additions	62,885	10,613	73,498
Amortization	(82,369)	—	(82,369)
Dispositions/write-off	(173,635)	(19,613)	(193,248)

Balance—December 31, 2007	$—	$—	$—

The aggregate fair market value of SRs at December 31, 2006, was approximately $276.0 million. As a result of the sale of Litton, the Company disposed of its remaining servicing rights of $173.6 million and wrote off goodwill relating to FMC and NoteWorld of $10.6 million and $9 million, respectively (see Note 1). The Company had no servicing rights, goodwill or other intangibles at December 31, 2007.

The unpaid principal balance of Mortgage Loans and Notes serviced for others is not included in the accompanying consolidated financial statements. These balances were approximately $58.38 billion at December 31, 2006. These balances exclude C-BASS owned mortgage loans of $2.21 billion and serviced by Litton as of December 31, 2006.

Custodial balances maintained in connection with the foregoing loan servicing were approximately $1.39 billion at December 31, 2006. The custodial balances are not included in the accompanying consolidated balance sheets.

Custodial escrow balances maintained in connection with the foregoing loan servicing net of advances made by the Company to cover the deficit escrow balances were a deficit of approximately $193.7 million at December 31, 2006.

12.	EQUITY INVESTMENTS

During 2001, the Company and an unrelated investment management company formed Windermere Mortgage Partners, L.P. (“Windermere”). Windermere is a private investment fund that focuses on acquiring assets similar to certain of those owned by the Company and began its operations during 2002. The Company and the unrelated investment management company are the members of the general partner of Windermere (the “Managers”), which provides management services to and receives a management fee and expense reimbursement from Windermere. Windermere obtained capital commitments from limited partners and the Managers totaling $101.3 million during the commitment period, which ended in April 2004. The Company invested its full commitment of $16.2 million in Windermere as of March 31, 2004, for an approximate 16% equity interest. In addition, certain members of the Company’s management invested approximately $4.1 million. The Company accounts for its investment in Windermere under the equity method, which requires the Company to recognize its share of earnings and losses of Windermere as an adjustment to the carrying amount of the investment and decrease the carrying amount of the investment for any distributions received. During 2007, 2006 and 2005, the Company recognized net investment income of $0.2 million, $2.9 million and $7.2 million, respectively. The Company’s share of net assets was $0.1 million and $2.4 million at December 31, 2007 and 2006, respectively. In addition, the Company received capital distributions of $1.7 million, $7.4 million, and $18.5 million, from Windermere in 2007, 2006, and 2005, respectively. The general partner in Windermere is entitled to incentive income after the partners have received distributions equal to their capital investment and a preferred return of 9%. Distributions thereafter are split so that the general partner will receive approximately 20% of cumulative earnings. Incentive income is recognized when received. The Company received $0.4 million, $1.8 million and $3.9 million in incentive fees during 2007, 2006 and 2005, respectively.

During 2003, the Company formed Starfish Mortgage Fund, Ltd. (“Starfish”). Starfish is a private investment fund that focuses on acquiring assets similar to certain of those owned by the Company. The Company is the sole member of the general partner of Starfish and provides management services to and receives management and incentive fees from Starfish. Starfish obtained capital commitments totaling $80.8 million during the commitment period, which ended in October 2005. The Company invested its full commitment of $15.0 million indirectly in Starfish through a subsidiary for an approximate 19% equity interest. In addition, certain members of the Company’s management invested $5.0 million. The Company accounts for its investment in Starfish under the equity method. During 2007, 2006 and 2005, the Company recognized net investment income (loss) of $(4.6) million, $2.9 million and $3.2 million, respectively. The Company’s share of net assets was $4.4 million and $13.1 million in 2007 and 2006, respectively. In addition, the Company received $0.2 million, $0.5 million and $0.6 million, in management fees from Starfish in 2007, 2006, and 2005, respectively. Incentive income is recognized when received. No incentive fees were received in 2007, 2006 or 2005. During 2007 and 2006, the Company received capital distributions of $7.5 million, $8.1 million and $1.0 million, respectively, from Starfish.

During 2005, the Company and an unrelated mortgage originator (the “Originator”) formed Sunfish Mortgage Fund, Ltd. (“Sunfish”). Sunfish is a private investment fund that focuses on acquiring assets similar to certain of those owned by the Company, issued by the Originator. The Company and the Originator are the members of the general partner of Sunfish, which provides management services to and receives management and incentive fees from Sunfish. Sunfish has obtained capital commitments totaling $250.0 million. Upon its creation, the Company committed to invest up to $29.0 million in Sunfish through a subsidiary for an approximate 11.6% equity interest. In addition, certain members of the Company’s management committed to invest up to $5.6 million. During 2007, the Company invested its full commitment of $29.0 million. The commitment period for Sunfish ended in March 2007. The Company accounts for its investment in Sunfish under the equity method. During 2007, 2006 and 2005, the Company recognized net investment income (loss) of $(6.3) million, $3.0 million and $0.6 million, respectively. The Company’s share of net assets was $18.5 million and $24.8 million as of December 31, 2007 and 2006, respectively. In addition, the Company received $0.6 million, $1.5 million and $0.7 million in management fees from Sunfish in 2007, 2006 and 2005, respectively. Incentive income is recognized when received. No incentive fees were received in 2007, 2006 or 2005.

During 2005, the Company purchased a 30% equity interest in a multi-family and small commercial mortgage originator, Velocity Commercial Capital LLC (“Velocity”). The Company accounts for its investment in Velocity under the equity method. During 2007 and 2006, the Company recognized net investment losses of ($0.8) million and ($0.4) million after deferring $1.4 million and $0.8 million of earnings from intercompany transactions, respectively. The Company’s share of total equity was $0.9 million and $1.8 million in 2007 and 2006, respectively. As of December 31, 2007, the Company had sold its interest in Velocity for $0.4 million and recognized a loss of $1.0 million.

The following table sets forth relevant details of financial results and operations for Windermere, Starfish, Sunfish and Velocity ($ in millions):

	2007	2006	2005
Windermere
Total assets	$6.0	$29.4	$71.5
Total liabilities	0.0	14.6	34.4
Net assets	6.0	14.8	37.1

Net investment income	4.0	51.6	75.2
Net income	1.0	23.0	26.9

Unrealized gain (loss)	0.3	2.4	(26.4)
Realized gain (loss)	1.9	0.7	(21.9)

Starfish
Total assets	$14.3	$104.9	$165.9
Total liabilities	0.0	35.6	68.5
Net assets	14.3	69.3	97.4

Net investment income	7.6	14.4	16.1
Net income	(36.8)	15.3	16.0

Unrealized (loss) gain	(45.8)	(9.1)	(7.1)
Realized gain (loss)	1.4	10.1	7.1

Sunfish
Total assets	$98.5	$353.5	$236.5
Total liabilities	0.8	140.0	100.8
Net assets	97.7	213.5	135.7

Net investment income	36.6	27.6	6.0
Net income	(122.8)	25.8	6.0

Unrealized (loss) gain	(148.5)	(4.9)	1.2
Realized gain (loss)	(10.8)	3.1	(1.3)

Velocity
Total assets	N/A	$41.2	$21.1
Total liabilities	N/A	35.0	16.0
Total equity	N/A	6.2	5.1

Net income (loss)	N/A	1.0	(0.5)

13.	MORTGAGE LOANS HELD BY TRUST

During 2006, C-BASS acquired the beneficial interests held by third party investors of Aames Mortgage Investment Trust 2004-1 and Aames Mortgage Investment Trust 2005-1 (collectively, the “Aames Trusts”) through the purchase of 100% of the residual equity interests from both trusts. The Aames Trusts did not qualify as QSPEs and are accounted for as a secured financing transaction as of December 31, 2006 and 2007. Accordingly, the assets and liabilities of the Trusts are included in the 2006 and 2007 consolidated balance sheets as “Mortgage loans in trust” and “Bonds payable by trust.” The “Bonds payable by trust” in the consolidated balance sheets include the securitized floating rate senior-subordinated notes issued to third party investors by the Aames Trusts, including Class A first priority, Class M second priority, and Class B third priority bonds.

In connection with the July 2007 purchase of Fieldstone, C-BASS acquired 100% of the beneficial interests in 11 securitization trusts issued by Fieldstone Mortgage Investment Company (“FMIC”) (collectively, the “FMIC Trusts”). The FMIC Trusts did not qualify as QSPEs and are accounted for as a secured financing transactions. Accordingly, the assets and liabilities of the FMIC Trusts are included in the 2007 consolidated balance sheet as “Mortgage loans in trust” and “Bonds payable by trust.” The “Bonds payable by trust” included in the 2007 consolidated balance sheet includes the securitized floating rate senior-subordinated notes issued to third party investors by the FMIC Trusts.

As of December 31, 2007, the carrying value of mortgage loans held by trust were as follows:

December 31, 2007 (In Thousands)	Residential Real Estate Loans
Current face	$4,251,866
Reserve for credit losses	417,000

Carrying Value	$3,834,866

The following table provides detail of adjustable-rate residential loans held by Trusts at December 31, 2007. Delinquencies include loans 90-day delinquent, in foreclosure, or transferred to real estate owned. At December 31, 2007, all of the adjustable-rate residential real estate loans shown in the table below are first lien loans, except for $0.2 million of second lien loans. The adjustable-rate residential real estate loans are primarily indexed off LIBOR.

Residential Real Estate Loans

December 31, 2007 (In Thousands)	Loan Balance	Number of Loans	% Loan Balance	Weighted Avg. Maturity Date	Total Balance	Delinquent Loans
ARM loans:	0 to $250	17	46%	5/29/35	$2,632	$1,289
	251 to $500	9	54%	5/15/35	3,118	—
Hybrid ARM loans:	0 to $250	10,297	46%	06/12/36	$1,350,729	$413,458
	251 to $500	3,518	41%	08/22/36	1,220,204	530,545
	501 to $750	608	12%	12/18/36	354,479	185,676
	751 to $1,000	40	1%	02/23/37	33,202	11,518
	over $1,000	1	0%	08/01/35	1,165	—

As of December 31, 2007, our residential real estate loans were located in the following areas in the United States.

Residential Real Estate Loans Geographical Distribution

Geographic Concentration:	Percentage of Principal Balance
Southern California	32.2%
Texas	10.5
Northern California	6.3
Florida	6.2
Illinois	5.2
All other*	39.6

100.0%

*	No other state contains more than 5% of the properties securing loans in the Company’s mortgage securities portfolio.

14.	RELATED-PARTY TRANSACTIONS

Radian—During 2000, the Company entered into a 15-year sublease with Radian, which expires August 2015. Effective January 2002 and August 2003, the Company amended the sublease to include additional office space. During 2006, 2005, and 2004, C-BASS paid Radian approximately $1.8 million, $1.8 million, and $1.7 million under this sublease, respectively, including utilities and maintenance. The sublease payment is approximately $1.5 million per year from 2007 through 2011 and $5.7 million total thereafter, plus utilities and maintenance. In May 2000, the Company also entered into a five-year agreement with Radian to finance the purchase of furniture for the Company’s new offices. The monthly payment was about $12,000, plus interest at 9.5% per annum, which ended April 2005.

Radian provides the Company with various services, including private mortgage insurance on certain securitized pools of loans and referral of investment opportunities. During 2006 and 2005, total payments made to Radian related to such services were $0.3 million and $1.0 million, respectively. No payments were made to Radian in 2007.

Radian acquired partnerships (the “Radian Partnerships”) holding interests in mortgage securities in the second quarter of 1999, and engaged C-BASS to manage the portfolio. C-BASS receives an annual base management fee and incentive fees based on portfolio performance. The annual incentive fees are paid out over four years. The Company accrued management fees, net of adjustments for prior years, of approximately $1.7 million and $4.1 million in 2006 and 2005, respectively. The Company reversed all outstanding accruals in 2007 as a result of the Override Agreement.

C-BASS, as manager for the Radian Partnerships, acquired and disposed of certain mortgage securities and paid certain expenses on the Radian Partnerships’ behalf, resulting in net receivables from the Radian Partnerships of approximately $2.3 million, $10.3 million, and $7.3 million at December 31, 2007, 2006, and 2005, respectively. During 2007 and 2006, C-BASS sold REMIC residuals from C-BASS securitizations to Radian resulting in inducement fees paid of $80,000 and $150,000, respectively.

During 2007, C-BASS entered into a senior demand note agreement with Radian in the aggregate amount of $50 million maturing on December 31, 2007. The Demand Note remains outstanding as of December 31, 2007.

MGIC—Affiliates of MGIC provide the Company with various services, including private mortgage insurance on certain securitized pools of loans, broker price opinions, and referral of investment opportunities. The Company also purchases various liability insurance policies through MGIC’s insurance brokerage operation. During 2006 and 2005, total payments made to MGIC related to such services were $2.4 million and $4.0 million, respectively. No payments were made to MGIC in 2007.

MGIC acquired partnerships (the “MGIC Partnerships”) holding interests in mortgage securities in the second quarter of 1999, and engaged C-BASS to manage the portfolio. C-BASS receives an annual base management fee and an incentive fees based on portfolio performance. The annual incentive fee is paid out over four years. The Company accrued management fees, net of adjustments for prior years, of approximately $0.9 million and $1.5 million in 2006 and 2005, respectively. The Company reversed all outstanding accruals in 2007 as a result of the Override Agreement.

C-BASS, as manager for the MGIC Partnerships, acquired and disposed of certain mortgage securities and paid certain expenses on the MGIC Partnerships’ behalf, resulting in net receivables (payables) from the MGIC Partnerships of approximately $(0.2) million, $8.5 million, and $7.8 million in 2007, 2006, and 2005, respectively. During 2007 and 2006, C-BASS sold REMIC residuals from C-BASS securitizations to MGIC resulting in inducement fees paid of $170,000 and $145,000, respectively.

During 2007, C-BASS entered into a senior demand note agreement with MGIC in the aggregate amount of $50 million maturing on December 31, 2007. The Demand Note remains outstanding as of December 31, 2007.

Holding—The Override Agreement cancelled the loans extended to C-BASS executives. The following paragraphs describe plans prior to the Override Agreement. The Company extended nonrecourse loans bearing interest at 6-month LIBOR, plus 2.5% to the Executives of C-BASS to fund their tax obligations related to their interests in the Company and to provide a limited amount of liquidity. These loans were secured by the Executives’ equity interest acquired from MGIC and Radian on January 1, 2000, which interests were contributed to Holding in exchange for additional interests in Holding. At December 31, 2006 and 2005, such loans aggregated $28.5 million, with interest at rates from 7.85% to 8.05% and $25.3 million, with interest at rates from 6.42% to 7.11%, respectively. Such amounts were treated as reductions in Holding’s equity in the Company. Total interest payments received from the Executives during 2006 and 2005 were approximately $2.1 million and $1.2 million, respectively.

The Company made loans to Holding to enable Holding to make distributions to its members to fund their tax obligations related to their interests in Holding (the “Tax Loans”). The Tax Loans bear interest at 10%, compounding annually. The Tax Loans were nonrecourse and secured solely by each member of Holding’s individual interests in the Company.

During 1998, MGIC and Radian made additional capital contributions to the Company. In order to maintain Holding’s pro rata interest in the Company, the Company made loans (the “Book Entry Loans”) to Holding in amounts equal to Holding’s pro rata portion of such additional contributions. The Book Entry Loans bear interest at 15%, compounding annually, are nonrecourse and are secured solely by Holding’s interests in the Company.

The Tax Loans, Book Entry Loans, REI Tax Loans, and REI Acquisition Loans (Note 1) were specially allocated to the members of Holding. When distributions were made to MGIC and Radian, pro rata amounts were allocated to Holding. The amounts allocated to Holding were first applied to the interest on the Tax Loans, then to repayment of the Tax Loans, then to interest on the Book Entry Loans, and then to repayment of the Book Entry Loans. The distribution amount allocated to REI Plan participants was applied against the outstanding REI Tax Loans and REI Acquisition Loans and accrued interest. The payment of distributions was dependent on the Company’s liquidity and results of operations; therefore there was no certainty as to the timing of the payment of interest or the repayment of the loans. Accordingly, the Company recognized interest income only when distributions were made or a cash payment was made by a member of Holding. During 2006 and 2005, the Company recognized interest earnings of approximately $514,000 and $282,000, respectively. No interest earnings were recognized in 2007. The outstanding balance of the Tax Loans, Book Entry Loans, REI Tax Loans, and REI Acquisition Loans aggregated approximately $4.3 million and $2.7 million at December 31, 2006 and 2005, respectively.

All of the loans to Holding and to the Executives discussed above were treated as distributions to Holding on the financial statements.

15.	COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries are obligated under leases for office space through 2015, including the Radian sublease (Note 13). Minimum future lease commitments at December 31, 2007, are as follows ($ in thousands):

Years Ending December 31
2008	$1,438,194
2009	1,476,041
2010	1,476,041
2011	1,504,426
2012	1,561,197
Thereafter	4,163,192

$11,619,091

The Company is negotiating a sub-lease to a third-party of approximately 80% of the space under the Radian sublease.

The Company is involved in various legal proceedings and pending claims arising in the ordinary course of business. However, management does not expect the resolution of these matters to have a significant effect on the financial statements as of December 31, 2007.

Subject to compliance with certain covenants under the Company’s financing agreements, the Executives had the right to require the Company to purchase specified percentages of their respective interests in the Company held by such Executive in accordance with the terms of an Amended and Restated Equity Purchase Agreement. Such rights accumulated provided that an Executive does not exercise this right with respect to more than 50% of such interests during any 12 consecutive month periods. In addition, the Company had the right to cause the Executives to sell their remaining interests in the Company any time after December 31, 2009. The purchase price was based on return on equity and earnings growth during the period from 1999 until the exercise of the right. The Executives exercised their rights to put 10% and 7.5%, respectively, of their interests in November and December 2006. The Company acquired such interests for approximately $6.0 million and $4.5 million. The aggregate percentage interests each Executive has put from July 1, 2003, through December 31, 2007 is 10% and 20%, respectively. No further repurchases are permitted under the Override Agreement.

In 2006, the C-BASS operating agreement was amended to require that the members of Holding other than the Executives sell 40% of their original interests (other than REI) in Holding to the Company, and thereafter, permit such members to sell, annually, up to 20% of their remaining original interest to the Company beginning in January 2007. The Company acquired such interests in October 2006 for approximately $22.8 million.

16.	INCOME TAXES

C-BASS is a limited liability company and, as such, is generally treated as a partnership for Federal income tax purposes. Thus, the taxable income or loss of C-BASS is included in the tax returns of the Owners, and no provision or liability for Federal income taxes has been recorded related to the Company’s operations in the accompanying financial statements. The Company is subject to state and local taxes in certain jurisdictions in which it operates, and has accrued for such taxes.

For the purpose of computing the Company’s state and local tax provision, the primary differences between taxable income and income under GAAP relate to the amortization of Servicing Rights, excess taxable income from CBOs, and unpaid bonus accruals.

Certain of the Company’s subsidiaries are “C Corporations” subject to income taxes. The income tax expense or benefit of these subsidiaries is included in tax expense.

In addition to the items referred to above, the Company has accrued approximately $20.5 million, $18.2 million and $10.0 million for taxes as of December 31, 2007, 2006 and 2005, respectively, principally related to Unincorporated Business Income Taxes (“UBT”) owed to New York state and local taxing authorities. During 2007, 2006, and 2005, the Company recognized tax expense of $5.4 million, $6.7 million, and $2.3 million, respectively, principally related to UBT.

17.	RETIREMENT BENEFIT PLANS

The Company maintains a 401(k) plan that covers substantially all of its eligible employees. The employer matching percentages are at the Company’s discretion and are subject to change. Under the plan, employees are permitted to contribute the maximum allowed under ERISA. The Company’s matching contributions totaled approximately $1.3 million, $1.2 million, and $1.0 million for the years 2006, 2005, and 2004, respectively.

The Company had a nonqualified plan to provide supplemental matching of 401(k) plan deferrals to certain eligible employees through the purchase of a group of variable universal life insurance policies. The plan contains a five-year vesting schedule. During 2006, the Company paid approximately $0.4 million for such insurance policies which had accumulated cash surrender value of approximately $1.3 million as of December 31, 2006.

The Company provides post-retirement benefits to the Executives in the form of permanent life insurance policies that are fully vested. During 2000, the Company also established a nonqualified plan to provide post-retirement benefits to the Executives and key employees through the purchase of a variable universal life insurance policy for each participant. The plan contains a six-year vesting schedule. The Company purchased such insurance policies at a cost of approximately $1.3 million and $1.4 million in 2006 and 2005. The cash surrender value of the insurance policies in force increased $1.6 million in 2006. The cash surrender value of the insurance policies in force increased $1.6 million in 2005 offset by a $0.7 million payment to the estate of a key employee.

The obligations under the nonqualified supplemental 401(k) plan and post-retirement benefits plan were incorporated into the Employee Obligations liability under the Override Agreement (see Note 3).

18.	EMPLOYMENT AGREEMENTS

In connection with the Override Agreement and the sale of Litton, the Company entered into employment agreements with the Executives and with other long-term employees for two-year terms. Goldman funds $2 million of the cost of the employment agreements directly, and $2 million indirectly by waiving the annual fee payable to Litton under the TSA.

The Company entered into employment agreements with the COO of C-BASS and seven other key employees of the Company effective July 1, 2006. Such agreements were terminated by mutual agreement under the Override Agreement.

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